

Mail Stop 3561

October 21, 2009

<u>Via Fax & U.S. Mail</u>

Mr. William Wunderlich
Chief Financial Officer
AutoInfo, Inc.
6413 Congress Ave – Suite 260
Boca Raton, Florida 33487

      Re: AutoInfo, Inc.
              Form 10-K for the year ended December 31, 2008
              File No. 001-11497

Dear Mr. Wunderlich:

      We have reviewed your response dated October 6, 2009 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that our comment will be complied with, or, if deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Note 2. Advances and Other Assets, page F-10

1. Refer to your response to our previous comment 3. In view of the rapidly growing
    significance of these activities, please provide us with additional detailed information
    about these loans and with regard to your related policies and procedures. Please
    state the specific purposes for which these loans are made and tell us how the funds
    are spent. That is, please indicate how the funds must be used and/or describe any
    material restrictions on their use. Tell us whether any loan is currently in or expected
    to go into default, how you determine a sales agent's eligibility for such a loan,
    whether such loans are made as a normal part of adding sales agents to your network
    and if so, the average size of each loan. We may have further comment on your
    response.

                                    ****

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief